601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

December 2, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Christina Chalk

Re:	Genius Sports Ltd

Schedule TO-I filed November 18, 2022

SEC File No. 5-93523

Form F-4 filed November 18, 2022

SEC File No. 333-268457

Ladies and Gentlemen:

This letter sets forth the response of Genius Sports Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 28, 2022, with respect to the above referenced Schedule TO-I and Registration Statement on Form F-4.

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Schedule TO-I filed November 18, 2022

General

Staff’s Comment 1: Pursuant to the terms of the Warrant Holder Notice issued on November 18, 2022, you notified existing warrant holders that you will reduce the exercise price of the warrants from $11.50 to a price that is 74% of the closing price of the ordinary shares on the NYSE on the last trading day before such warrant holder delivers an exercise notice, so long as such Reduced Exercise Price would be less than $11.50 per share. It appears that warrant holders who “tender” into this offer thus could receive different consideration, depending on the date on which they provide an exercise notice. Please supplementally explain how this feature of the offer is consistent with the best price provisions of Exchange Act Rule 13e-4(f)(8)(ii).

Securities and Exchange Commission

Division of Corporation Finance

December 2, 2022

Response: The Company believes the terms of the Warrant Holder Notice, specifically the Reduced Exercise Price and the Cashless Exercise Amendment, are not subject to Rule 13e-4(f)(8)(ii) because they do not constitute a tender offer. The Commission has not defined a tender offer, but has analyzed the concept extensively in the context of specific transactions. Additionally, a number of federal courts have discussed whether or not particular transactions constitute tender offers. As a result, whether or not a transaction is a “tender offer” must be determined on a case by case basis.

Wellman Test. The Commission has advocated use of an 8-factor test, which was first set forth in Wellman v. Dickinson, 475 F.Supp. 783, 823-24 (S.D.N.Y. 1979), aff’d on other grounds, 682 F.2d 355 (2d Cir. 1982), cert. denied, 460 U.S. 1069 (1983) (the so-called “Wellman test”). The eight factors are:

(1)	Active and widespread solicitation of public shareholders for the shares of an issuer;

(2)	Solicitation made for a substantial percentage of the issuer’s stock;

(3)	Offer to purchase made at a premium over the prevailing market price;

(4)	Terms of the offer are firm rather than negotiable;

(5)	Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased;

(6)	Offer open only for a limited period of time;

(7)	Offeree subject to pressure to sell his stock; and

(8)	The public announcements of a purchasing program concerning the target company precede or accompany rapid accumulation of a large amount of target company’s securities.

Securities and Exchange Commission

Division of Corporation Finance

December 2, 2022

The Company believes that the Reduced Exercise Price and the Cashless Exercise Amendment, did not constitute an issuer tender offer, based upon the following facts:

•

There is no active and widespread solicitation of the public warrant holders for exercise of the warrants at the Reduced Exercise Price. The Company has the power to unilaterally reduce the warrant price pursuant to Section 3.1 of the warrant agreement dated as of August 13, 2020 (as amended, supplemented or otherwise modified to date, the “Warrant Agreement”) for a period of not less than fifteen business days. Prior to the public announcement of the Reduced Exercise Price and the Cashless Exercise Amendment pursuant to the Warrant Holder Notice, the Company confidentially conducted wall-crossed discussions with a limited number of institutional investors that own a significant number of the Company’s warrants regarding the appropriate exercise price for the Reduced Exercise Price. Then, in accordance with the terms of the Warrant Agreement, the Company unilaterally reduced the exercise price of the warrants to the Reduced Exercise Price and entered into the Cashless Exercise Amendment, the effectiveness of which is subject to the satisfaction or waiver of certain conditions. The Company issued the Warrant Holder Notice to inform holders that the price would be reduced from December 19, 2022 through January 18, 2023 and that the holders would have the ability to exercise their warrants on a cashless basis, with no further action or consent necessary on the part of the holder. When announced, the Reduced Exercise Price and the Cashless Exercise Amendment were fixed and not the subject of a solicitation.

•	The Reduced Exercise Price was not a premium to market price of the Company’s Ordinary Shares, but was instead a discount to the prevailing market price of the Ordinary Shares.

•

The exercise of Warrants merely changes the form of equity investment from an investment in Warrants to an investment in the Ordinary Shares of the Company and allows investors to continue to benefit from the potential upside opportunity in the Company’s equity.

•	The implementation of the Reduced Exercise Price and the Cashless Exercise Amendment referenced in the Warrant Holder Notice is not contingent on the exercise of a fixed number of Warrants.

Securities and Exchange Commission

Division of Corporation Finance

December 2, 2022

•

The exercise period of the Warrants remaining if the Consent Solicitation is approved dictates the period in which Warrant holders may exercise their Warrants. Once adopted, the Reduced Exercise Price would remain the same until the expiration of the Warrants on their terms.

•

The Warrant holders are not subject to pressure to sell their Warrants to the Company. The holders of Warrants have approximately two months to make a decision to sell their Warrants on the open market rather than exercise them at the Reduced Exercise Price, if so desired by the Warrant holder, before the expiration of the shortened exercise period contemplated by the Consent Solicitation. While the limited time to exercise at a reduced price provides an incentive for Warrant holders to exercise their Warrants, it is not the same pressure that is created by a limited-time tender offer to purchase shares at a premium over prevailing market prices, and thus not the type of untoward pressure that the tender offer regulations were designed to prohibit.

•

The final factor, regarding public announcements of a purchasing program concerning the target company is not applicable to the current transaction in question. There are no such purchasing programs contemplated by the Company.

Totality of the Circumstances Analysis. In addition to the 8-factor test advocated by the Commission, the Company notes that various federal courts have utilized another test to hold that there was no tender offer involved. For example, in regard to a case involving §14 of the Securities Exchange Act of 1934, the Second Circuit in Hanson Trust PLC v. SCM Corp., 774 F.2d 47 (2d Cir. 1985), held that “the question of whether a solicitation constitutes a ‘tender offer’ within the meaning of §14(d) turns on whether, viewing the transaction in light of the totality of circumstances, there appears to be a likelihood that unless the preacquisition filing strictures of the statute are followed there will be substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” Id. at 57 (emphasis added). In the current situation, as noted above, Warrant holders are not being solicited with respect to the Reduced Exercise Price or the Cashless Exercise Amendment referenced in the Warrant Holder Notice, which modifications to the Warrant Agreement may be effected unilaterally by the Company pursuant to the existing terms of the Warrant Agreement. Nonetheless, Warrant holders were notified on November 18, 2022, approximately one month prior to the effectiveness of such changes, that the Company had reduced the exercise price of the Warrants in accordance with the provisions of the Warrant Agreement and adopted an amendment permitting cashless exercise of the Warrants, both subject to the satisfaction or waiver of certain conditions. The Company also received input on the Reduced Exercise Price from a limited number of institutional investors that own a large number of Warrants. The Warrant holders that own the vast majority

Securities and Exchange Commission

Division of Corporation Finance

December 2, 2022

of the Warrants are savvy and sophisticated institutional investors with extensive investing histories, including in securities substantially similar to the Warrants. In the totality of circumstances analysis, the transaction was not the type that generates substantial risk that investors lacked information and were unable to carefully appraise the value of the Reduced Exercise Price and the Cashless Exercise Amendment referenced in the Warrant Holder Notice.

Accordingly, the Company believes the Reduced Exercise Price and the Cashless Exercise Amendment referenced in the Warrant Holder Notice do not constitute a tender offer under either of these tests.

Even if the Reduced Exercise Price and the Cashless Exercise Amendment referenced in the Warrant Holder Notice constitute a “tender offer”, the Reduced Exercise Price feature enables each Warrant holder who chooses to exercise a Warrant to receive the highest discount available in accordance with Rule 13e-4(f)(8)(ii). Each Warrant is exercisable for one Ordinary Share. The Reduced Exercise Price is fixed at 74% of the closing price of the Ordinary Shares on the NYSE on the last trading day before a Warrant holder delivers an exercise notice. A Warrant holder who chooses to exercise on a cashless basis pursuant to the Cashless Exercise Amendment will receive 0.26 of an Ordinary Share regardless of the date on which such holder exercises. For example, if the closing price of the Ordinary Shares is $5.00 on the trading day prior to the delivery of an exercise notice by a Warrant holder, then the Reduced Exercise Price is $3.70. The Warrant holder tenders 0.74 of an Ordinary Share worth $3.70 and the Company delivers to the Warrant holder the net value of $1.30 of Ordinary Shares, or 0.26 of an Ordinary Share. Similarly, a Warrant holder who chooses to pay the Reduced Exercise Price in cash will receive a consistent 74% discount to the prevailing market price of the Ordinary Share notwithstanding when the Warrant holder determines to exercise the Warrant. In the example above, the Warrant holder would pay $3.70 to obtain an Ordinary Share with a market value of $5.00, which represents a 26%, or 0.26 share, discount to the market price of the Ordinary Share. The value of the Warrants and the value of the Ordinary Shares move in tandem with one another in the market, and with an exercise period during which the prices of both securities are moving in the market, we believe a fixed percentage discount achieves the intended goal of Rule 13e-4(f)(8)(ii). Accordingly, we believe the Reduced Exercise Price feature is consistent with the best price provisions of Rule 13e-4(f)(8)(ii).

Securities and Exchange Commission

Division of Corporation Finance

December 2, 2022

Staff’s Comment 2: We note that contemporaneously with this tender offer, you are conducting a consent solicitation to change the terms of the Warrant Agreement such that the existing warrants will expire on January 18, 2023 if not exercised by that date. We further note that at the same time and pursuant to the Warrant Holder Notice, you are offering to reduce the exercise price of the existing warrants and to add a feature permitting (but not requiring) cashless exercise. Please explain supplementally why the tender offer is not subject to Rule 13e-3, since the warrants will cease to be listed on the NYSE after the offer and will expire worthless if not exercised before January 18, 2023.

Response: As discussed in response to Comment 1 above, the Company respectfully advises the Staff that neither the Reduced Exercise Price nor the Cashless Exercise Amendment referenced in the Warrant Holder Notice is a “tender offer” and therefore do not constitute a “Rule 13e-3 transaction” as defined in subsection (a)(3)(i) of Rule 13e-3.

Even if the Reduced Exercise Price and the Cashless Exercise Amendment are deemed to constitute a “Rule 13e-3 transaction,” the Company respectfully submits that Rule 13e-3 is not applicable to the transactions referenced in the Warrant Holder Notice because the exception in subsection (g)(2) of Rule 13e-3 is applicable. For the reasons set forth below, the Company believes its reliance on the exception in Rule 13e-3(g)(2) is appropriate.

Rule 13-3(g)(2) provides in pertinent part that Rule 13e-3:

shall not apply to … (2) any Rule 13e-3 transaction in which the security holders are offered or receive only an equity security, provided that: (i) Such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed satisfied if unaffiliated security holders are offered common stock; (ii) Such equity security is registered pursuant to section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to Section 15(d) of the Act, and (iii) If the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.”

Securities and Exchange Commission

Division of Corporation Finance

December 2, 2022

The Reduced Exercise Price and the Cashless Exercise Amendment referenced in the Warrant Holder Notice satisfies all three components of Rule 13e-3(g)(2). With respect to Rule 13e-3(g)(2)(i), upon exercise of the Warrants, each holder is being offered Ordinary Shares of the Company, which are the Guernsey equivalent of common stock. The Company’s Ordinary Shares should be treated the same as common stock for purposes of Rule 13e-3(g)(2)(i). The Company is a non-cellular company limited by shares and, as such, describes its common equity as “Ordinary Shares” rather than “common stock.” The Company’s Ordinary Shares are substantially equivalent to the common stock of a Delaware corporation with respect to shareholder rights. For example, dividends and other distributions on issued and outstanding Ordinary Shares must be paid out of the funds of the Company lawfully available for such purpose (subject to any preference of any outstanding preferred shares), any dividends or other distributions with respect to the Ordinary Shares will be paid to the holders of Ordinary Shares on a pro rata basis, each Ordinary Share entitles the holder to one vote on all matters upon which the Ordinary Shares are entitled to vote (including the election of directors), and on a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of Ordinary Shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of the Ordinary Shares on a pro rata basis.

Further, in adopting the Rule 13e-3(g)(2) exception, the Commission interpreted “substantially the same rights” in Rule 13e-3(g)(2)(i) to include an exchange offer where the class of security received in the exchange permits holders to “maintain an equivalent or enhanced equity interest” (Release No. 34-16075 (August 2, 1979)). The Company believes the Ordinary Shares represent an “enhanced equity interest.” The only substantive right of holders of the Company’s Warrants is the contractual right to purchase the Company’s Ordinary Shares in accordance with the terms of the Warrant Agreement and such right expires on April 20, 2026. In addition, this right may be adversely affected in the event a majority of the holders of the outstanding Warrants agree to an amendment to the Warrant Agreement in accordance with the terms of the Consent Solicitation. If the Consent Solicitation is approved by the requisite holders of Warrants, the Warrants would expire on January 18, 2023 instead of April 20, 2026. Holders of the Company’s Ordinary Shares, on the other hand, have numerous substantive rights including voting rights and the right to receive dividends and rights to liquidation proceeds all as described above. In light of the foregoing, the Company believes the Ordinary Shares are an enhanced equity interest.

The Company’s Ordinary Shares are registered pursuant to Section 12 of the Exchange Act and listed on the New York Stock Exchange as required by Rule 13e-3(g)(2)(ii) and (iii), respectively.

Securities and Exchange Commission

Division of Corporation Finance

December 2, 2022

Based on the foregoing, the Company believes the Reduced Exercise Price and the Cashless Exercise Amendment referenced in the Warrant Holder Notice are within the scope of Rule 13e-3(g)(2) and therefore exempt from the application of Rule 13e-3.

If you have any questions related to this letter, please contact Ross M. Leff at (212) 446-4947 of Kirkland & Ellis LLP.

Sincerely,

/s/ Ross M. Leff
Ross M. Leff

Via E-mail:

cc:	Nicholas Taylor, Chief Financial Officer

Elliott M. Smith

Laura Katherine Mann

White & Case LLP